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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PHILLIPS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

385 HIGHLAND DRIVE
(No. and Street)

MOUNTVILLE (City) PA (State) 17554 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMORY E. PHILLIPS (717)285-3232
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIDDER NORMA JEANNE
(Name — if individual, state last, first, middle name)

125 MAIN STREET (Address) LANDISVILLE (City) PA (State) 17538 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED MAR - 1 2004 SEC MAIL PROCESSING WASH. D.C.

OATH OR AFFIRMATION

I, EMORY E. PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHILLIPS FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

X Emory E. Phillips
Signature

PRESIDENT
Title

Barbara A. Karmilowicz
Notary Public

NOTARIAL SEAL
Barbara A. Karmilowicz, Notary Public
Mountville Boro., Lancaster County
My Commission Expires April 22, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

OF

PHILLIPS FINANCIAL SERVICES, INC.

DECEMBER 31, 2003

PHILLIPS FINANCIAL SERVICES, INC.

CONTENTS

Norma J. Ridder
Certified Public Accountant
125 Main Street
Landisville, PA 17538
Phone 717-898-7717 Fax 717-898-3164

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have audited the accompanying statement of financial condition of Phillips Financial Services, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders'equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips Financial Services, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Norma J. Ridder

Norma J. Ridder, C.P.A.
February 20, 2004

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued and Withheld Payroll Taxes	$56
STOCKHOLDERS' EQUITY	
Common Stock, no par value; Authorized 10,000 shares; Issued 1,000 shares	12,025
Retained Earnings	328,977
Total Stockholders' Equity	341,002
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$341,058

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUE	
Commissions - Fixed Annuities	$158,795
Commissions - Variable Annuities	162,072
Commissions - Mutual Funds	230,404
Total Revenue	551,271
OPERATING EXPENSES	
Advertising	2,068
Bank Service Charges	199
Computer Expenses	434
Contributions	50
Depreciation	10,858
Dues and Subscriptions	2,598
Fees	432
Insurance	15,822
Legal and Professional	735
Licenses and Permits	603
Office Supplies	3,634
Postage	5,168
Regulatory Commission Expense	1,745
Rent	24,000
Repairs and Maintenance	6,196
Retirement Benefit	10,024
Salaries	
Officers	287,000
Office	137,570
Taxes	26,494
Telephone	8,459
Utilities	3,109
Total Operating Expenses	547,198
Operating Income	4,073
OTHER INCOME	
Dividends and Interest	1,432
Gains from Investments - Unrealized	4,429
Losses from Investments - Realized	(343)
Miscellaneous	3
Total Other Income	5,521
NET INCOME	$9,594

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balance - January 1, 2003	$12,025	$319,383	$331,408
Net Income (Page 4)		9,594	9,594
Balance - December 31, 2003	$12,025	$328,977	$341,002

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Page 4)	$9,594
Adjustments to Derive Cash Effect	
Depreciation	10,858
Losses on Investments-Realized	343
Gains on Investments-Unrealized	(4,429)
Increase in Receivables	(2,935)
Decrease in Prepaid Expenses	655
Increase in Accrued and Withheld Expenses	56
Net Cash Provided by Operating Activities	14,142
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Investments	66,132
Purchase of Investments	(67,314)
Net Cash Used by Investing Activities	(1,182)
Increase in Cash	12,960
Cash at Beginning of Year	97,447
Cash at End of Year	$110,407

See accompanying notes and accountant's audit report.

NOTE 1 - ORGANIZATION AND OPERATIONS

Phillips Financial Services, Inc. is a Pennsylvania Corporation. The registration of the Company as a broker-dealer was approved by the Commonwealth of Pennsylvania on August 20, 1986 and by the National Association of Securities Dealers on October 1, 1986.

The Company is licensed to deal in the distribution of shares of registered open-end investment trusts, the sale of variable and fixed annuities, the sale of mutual funds, and the sale of insurance; accordingly, the entity qualifies for exclusion from the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

Assets and liabilities, and revenues and expenditures, are recognized on the accrual basis of accounting. Specifically, income is recognized when earned, and expenses are recorded when incurred.

FIXED ASSETS AND DEPRECIATION

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the prescribed useful life.

INCOME TAXES

The Company has elected to be taxed as a Small Business Corporation. Profits, losses and certain tax credits are passed through to the stockholders; therefore, no provision has been made for corporate income taxes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $252,370 which was $227,370 in excess of its required net capital of $25,000. The Company's net capital ratio was .0002 to 1.

NOTE 4 - EXEMPTION FROM RULE 15c3-3

Phillips Financial Services, Inc. claims an exemption from Rule 15c3-3 by maintaining a "Special Account for Exclusive Benefit of Customers" according to Rule Section (K)(2)(i).

NOTE 5 - RENT

The Company pays rent to Emory E. Phillips, 100% shareholder of the Corporation. Rent for the year ended December 31, 2003 totaled $24,000.

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717)898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

My examination of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information, contained on the following pages, is presented and prepared in accordance with the requirements of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norma J. Ridder

Norma J. Ridder, C.P.A.
February 20, 2004

PHILLIPS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2003

NET CAPITAL

Total Stockholders' Equity		$341,002
Deduct:	Non-Allowable Assets	85,732
	Haircuts - Other Investment Securities	2,900
	NET CAPITAL	$252,370

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2003

Net Capital	$252,370
Minimum Net Capital required	$4
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$25,000
Net Capital Requirement	$25,000
Excess Net Capital	$227,370
Excess Net Capital at 1000%	$252,364

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2003

Total Liabilities	$56
Total Aggregate Indebtedness	$56
Percentage of Aggregate Indebtedness to to Net Capital	0.022%
Percentage of Debt to Debt-Equity Total	0.016%

See accompanying notes and accountant's audit report.

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717)898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have examined the financial statements of Phillips Financial Services, Inc. for the year ended December 31, 2003 and have issued my report thereon dated February 20, 2004. As part of my examination, I made certain inquiries, determined to be necessary under the existing circumstances, concerning the system of internal accounting control and the practices and procedures being used.

The type of operations and limited number of transactions processed by Phillips Financial Services, Inc. do not at this time require a formal system of internal accounting control, and I do discern any material inadequacies.

Norma J. Ridder

Norma J. Ridder, C.P.A.
February 20, 2004

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717)898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have examined the financial statements of Phillips Financial Services, Inc. for the year ended December 31, 2003 and have issued my report thereon dated February 20, 2004. I have found that no material differences existed between the audited computation of net capital and computation of 15c3-3 reserve requirements and the broker/dealer's corresponding unaudited Part IIA.

Norma J. Ridder

Norma J. Ridder, C.P.A.
February 20, 2004